Mail Stop 3561

May 26, 2010

VIA U.S. MAIL

Hans Wadsack
President
Hermes Jets, Inc.
2533 North Carson Street, Suite 4621
Carson City, NV 89706

Re: Hermes Jets, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 10, 2010
File No. 333-164524

Dear Mr. Wadsack:

    We have reviewed your response to our letter dated April 29, 2010 and have the following comments.

General

   1. We note your response to our prior comment 1. Please ensure that both the front cover page and back cover page of the prospectus is dated the same date that it is filed.

Business, page 4

   2. Please revise the first sentence of this section, and similar disclosure in your business section, to reflect its anticipatory nature.

   3. Revise to include your net loss for the most recent fiscal year end and unaudited stub period, and to disclose your monthly "burn rate."

   4. We note your response to our prior comment 3.   We note your disclosure that you believe you will begin generating revenues within 3 to 6 months; however, it appears your website may not be fully operational and you may not have completed brokerage arrangements with charterers in this time frame. Please revise to reconcile.

   5. Please revise the first bullet to clarify how you will arrange with service providers and generate profits from the package deals.

6. Please revise the bullet points to disclose the market rates for commissions, service fees, and other sources of revenue for the markets you intend to commence operations.

Plan of Operations, page 22

7. We note your response to prior comment 17 and reissue in part as the name of the third-party web developer reads as "***" in your document.

Government Regulation, page 22

8. We note your response to prior comment 13 and reissue. It remains unclear from your revised disclosure how third-party costs would have to be absorbed by you.

Executive Compensation, page 29

9. We note your response to prior comment 21. Please explain the references to "director's fees" for Michael Williams and Zbyneck Brzon or revise the Director Compensation Table.

10. Also, if Michael Williams is an executive officer please revise page 16 provide the information called for by Item 401(e) to Regulation S-K or advise.

Age of Financial Statements

11. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm

12. Amendments should contain a currently dated consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.